Exhibit 1.34

Notice to U.S. Investors

The proposed transaction relates to the securities of CaixaBank, S.A. and Bankia, S.A., both companies incorporated in Spain. Information distributed in connection with the proposed transaction and the related shareholder vote is subject to Spanish disclosure requirements that are different from those of the United States. Financial statements and financial information included herein are prepared in accordance with Spanish accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the proposed transaction, since the companies are located in Spain and some or all of their officers and directors are residents of Spain. You may not be able to sue the companies or their officers or directors in a Spanish court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the companies may purchase shares otherwise than under the proposed transaction, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed transaction.

The ordinary shares of CaixaBank, S.A. have not been and are not intended to be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States of America except pursuant to an applicable exemption from the registration requirements of such Act.

PRESS RELEASE

Bankia merger approved at CaixaBank Extraordinary General Shareholders Meeting

CaixaBank declares that the merger with Bankia will ultimately create a stronger, more efficient and more profitable institution

•	During his address to shareholders at the General Meeting, Jordi Gual, CaixaBank’s chairman, proclaimed that the merger will go down as a key milestone in the bank’s history. “We could not choose a better partner than Bankia to accompany us on this journey, and the merger will result in a stronger, more efficient and more profitable institution,” he remarked.

•	The chairman also announced that CaixaBank is expecting to see a new wave of restructurings within the industry and that this is an exciting moment as we shape the banking world of tomorrow. “CaixaBank wants to play a leading role within this new landscape”, he added.

•	CaixaBank’s chief executive officer, Gonzalo Gortázar, explained that “the deal will generate cost savings and enormous potential when it comes to revenue synergies”. Once we have fully unlocked the expected synergies, we estimate that RoTE will be 1 to 2 percentage points better by 2022 than if we did it alone,” he exclaimed.

•	For the CEO, “the operation is a great opportunity to create value not only for the shareholders of both entities, but also for society as a whole, since CaixaBank will maintain a very solid balance sheet with which to continue supporting economic recovery”.

•	The chairman extended a warm welcome to the new Board members due to arrive following the merger and, in particular, to José Ignacio Goirigolzarri. “Welcome to CaixaBank, a bank of the future with more than 115 years of history. An institution that is proud of its history, its values and its close ties with ”la Caixa” Foundation and its welfare projects. Welcome to the great project that is CaixaBank”, he remarked.

CaixaBank Executive Communication

and External Relations Division

Tel: +34 93 404 13 98

prensa@caixabank.com

https://www.caixabank.com/communication

PRESS RELEASE

Valencia, 3 December 2020

The merger by absorption of the Bankia financial group has today been approved at CaixaBank’s Extraordinary General Shareholders Meeting.

CaixaBank, Spain’s leading retail bank, has secured a majority vote among shareholders, who ratified, among other motions and proposals put forward by the Board of Directors, the appointment of the following new directors following the merger: José Ignacio Goirigolzarri Tellaeche, Joaquín Ayuso García, Francisco Javier Campo García, Eva Castillo Sanz, Teresa Santero Quintillá and Fernando Maria Costa Duarte Ulrich.

The current directors of CaixaBank, namely Gonzalo Gortázar Rotaeche (chief executive officer), Tomás Muniesa Arantegui (deputy chairman), José Serna Masiá, María Verónica Fisas Vergés, Cristina Garmendia Mendizábal, María Amparo Moraleda Martínez, Eduardo Javier Sanchiz Irazu, John Shepard Reed and Koro Usarraga Unsain, will also sit on the new Board of Directors.

With the draft terms of merger now approved by shareholders, the merger is expected to take place during the first quarter of 2021 —subject to obtaining the necessary regulatory and administrative clearance— while operational integration between both banks will be carried out before the end of 2021.

The chairman of CaixaBank extended a warm welcome to the new Board members due to arrive following the merger and, in particular, to José Ignacio Goirigolzarri. “Welcome to CaixaBank, a bank of the future with more than 115 years of history. An institution that is proud of its history, its values and its close ties with ”la Caixa” Foundation and its welfare projects. Welcome to the great project that is CaixaBank”, he remarked.

A stronger and more efficient and profitable institution

During the first part of the CaixaBank chairman’s address, Jordi Gual proclaimed that the merger approved today by shareholders will go down as a key milestone in the bank’s history.

"Both “la Caixa” and CaixaBank have a long history of integrations - that of Bankia will be number 85 - and I am sure that it will become a historical milestone when, with the perspective of the years, we will be able to verify the success of the operation", he declared in the Extraordinary General Shareholders Meeting celebrated today in Valencia. "We could not choose a better partner than Bankia to accompany us on this journey, and the merger will lead to a stronger, more efficient and more profitable entity", added Jordi Gual.

Bankia not only contributes an extensive customer base but will also enable CaixaBank to continue to balance its presence across the territory. Bankia is a well-capitalised entity with deep roots in the world of savings banks; a trait it shares in common with CaixaBank. “From these roots emanate our shared values, which promise a harmonious integration of both institutions,” remarked Jordi Gual.

CaixaBank Executive Communication

and External Relations Division

Tel: +34 93 404 13 98

prensa@caixabank.com

https://www.caixabank.com/communication

PRESS RELEASE

CaixaBank’s chairman claimed, “Thanks to everyone’s efforts, CaixaBank is now in an unrivalled position to continue leading the banking industry in this country and to do great things on the Iberian Peninsula and, in the future, throughout all of Europe”.

CaixaBank, leading the push towards the bank of tomorrow

The bank’s chairman remarked that the industry is witnessing a new wave of restructurings, with CaixaBank once again leading the way. “It is an exciting time for us all since we are shaping the banking landscape of tomorrow and CaixaBank wants play a prominent role in this new design”.

He noted that “for this to happen we need to get bigger, not only to gain in efficiency and investment capacity but also to be able to fully deploy the new business models that are now emerging in the digital era”. These models are based on network economies and require the largest possible customer base to develop cost-effective platforms and digital ecosystems for financial services.

Gual took the opportunity to take stock of the last four years in which he has been chairman of CaixaBank and to highlight the progress that has been made in three main areas. The first is the bank’s desire to offer the very best service to customers and strengthen its relationship with them. The second is to achieve recurring profitability that outpaces the cost of capital. After discussing business and profitability, Jordi Gual highlighted the improvements made in the realm of corporate governance, which has remained an absolute priority for the board as it seeks to incorporate and reflect best practices.

As the bank’s chairman has said, “these achievements are particularly important in times like these, because they have allowed us to support families and businesses alike by granting moratoria, loans, advance furlough payments and unemployment benefits, so that they can better cope with the economic impact of the pandemic”.

During his address to shareholders, CaixaBank chairman Jordi Gual, thanked the directors for their ongoing support over the years and the management team “for their fantastic work at the helm of the institution”. The chairman also expressed “my most sincere gratitude —and indeed admiration— for the work carried out by the bank’s CEO, Gonzalo Gortázar”, whom he praised as “a guiding light and magnificent example for the entire organisation”.

Cost savings and huge potential for revenue synergies

CaixaBank CEO, Gonzalo Gortázar, started his address by explaining the exchange ratio approved by the Boards of Directors of both banks, which envisages the exchange of Bankia shares for newly issued common shares of CaixaBank. More precisely, for each existing Bankia share, CaixaBank is offering 0.6845 new shares and this will not entail any further capital outlay by any of the shareholders.

CaixaBank Executive Communication

and External Relations Division

Tel: +34 93 404 13 98

prensa@caixabank.com

https://www.caixabank.com/communication

PRESS RELEASE

Mr Gortázar also noted that the merger will generate cost savings and promises enormous potential when it comes to revenue synergies. The cost savings will emerge from a streamlining of overheads, plus the fact that the structure and operating costs of the surviving entity will be smaller than the sum of its parts. These savings are estimated at around €770 million.

As for revenue growth, and as Gonzalo Gortázar explained, it will mostly, though not exclusively, arise from products and services associated with the insurance business and especially the long-term savings segment. “Once we have fully unlocked the expected synergies, we estimate that RoTE will be 1 to 2 percentage points better in 2022 than if we did it alone,” added the CEO.

Huge opportunity to create value for all stakeholders

For Gonzalo Gortázar, “This deal is a great opportunity to create value not only for the shareholders of both entities, but also for society as a whole”, Gortázar added, “Since CaixaBank will also maintain a very solid balance sheet with which to continue supporting the economic recovery”.

Referring to figures for June 2020, the CEO estimated that the new institution will see its NPL coverage ratio improve by 3 percentage points. Meanwhile, liquid assets will rise to €128 billion and the Core Equity Tier 1 capital adequacy ratio is set to exceed the minimum requirement by more than 310 basis points. “The resulting entity will therefore be strong, well-provisioned and well-capitalised”, he added.

Gonzalo Gortázar ended his speech by remarking once again on the strong position in which CaixaBank now finds itself and which has been made possible thanks to the work, excellence and commitment of all Group employees. He also expressed special gratitude for “the initiative, leadership, dedication, professionalism and generosity” shown by chairman Jordi Gual over all these years.

CaixaBank Executive Communication

and External Relations Division

Tel: +34 93 404 13 98

prensa@caixabank.com

https://www.caixabank.com/communication